Exhibit 99.2

CELESTICA INC.
CONDENSED CONSOLIDATED BALANCE SHEET
(in millions of U.S. dollars)
(unaudited)

	Note	December 31 2019	March 31 2020

Assets
Current assets:
Cash and cash equivalents		$479.5	$472.1
Accounts receivable	5	1,052.7	984.6
Inventories	6	992.2	1,072.4
Income taxes receivable		7.7	3.7
Assets classified as held for sale		0.7	1.1
Other current assets		59.2	56.7
Total current assets		2,592.0	2,590.6

Property, plant and equipment		355.0	347.1
Right-of-use assets		104.1	96.9
Goodwill	4	198.3	198.1
Intangible assets	4	251.3	245.0
Deferred income taxes		33.6	35.5
Other non-current assets		26.4	24.6
Total assets		$3,560.7	$3,537.8

Liabilities and Equity
Current liabilities:
Current portion of borrowings under credit facility and lease obligations	7	$139.6	$75.6
Accounts payable		898.0	932.0
Accrued and other current liabilities	6	370.9	406.8
Income taxes payable		46.7	37.7
Current portion of provisions		26.1	21.0
Total current liabilities		1,481.3	1,473.1

Long-term portion of borrowings under credit facility and lease obligations	7	559.1	556.3
Pension and non-pension post-employment benefit obligations		107.1	98.9
Provisions and other non-current liabilities		28.6	38.1
Deferred income taxes		28.4	32.5
Total liabilities		2,204.5	2,198.9

Equity:
Capital stock	8	1,832.1	1,834.3
Treasury stock	8	(14.8)	(1.1)
Contributed surplus		982.6	978.4
Deficit		(1,420.1)	(1,423.3)
Accumulated other comprehensive loss		(23.6)	(49.4)
Total equity		1,356.2	1,338.9
Total liabilities and equity		$3,560.7	$3,537.8

Commitments and Contingencies (note 12). Subsequent event (note 7).
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(in millions of U.S. dollars, except per share amounts)
(unaudited)

		Three months ended
		March 31
	Note	2019	2020

Revenue	3	$1,433.1	$1,318.6
Cost of sales	6	1,345.7	1,227.6
Gross profit		87.4	91.0
Selling, general and administrative expenses (SG&A)		56.1	56.4
Research and development		6.6	6.8
Amortization of intangible assets		7.8	6.7
Other charges (recoveries)	9	(91.5)	8.0
Earnings from operations		108.4	13.1
Finance costs		13.6	10.8
Earnings before income taxes		94.8	2.3
Income tax expense (recovery)	10
Current		5.7	3.8
Deferred		(1.2)	1.7
		4.5	5.5
Net earnings (loss) for the period		$90.3	$(3.2)

Basic earnings (loss) per share		$0.67	$(0.02)
Diluted earnings (loss) per share		$0.66	$(0.02)

Shares used in computing per share amounts (in millions):
Basic		135.7	129.0
Diluted		136.6	129.0

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)
(in millions of U.S. dollars)
(unaudited)

	Three months ended
	March 31
	2019	2020

Net earnings (loss) for the period	$90.3	$(3.2)
Other comprehensive income (loss), net of tax:
Items that may be reclassified to net earnings (loss):
Currency translation differences for foreign operations	(0.2)	(1.2)
Changes from currency forward derivatives designated as hedges	5.6	(15.7)
Changes from interest rate swap derivatives designated as hedges	(3.5)	(8.9)
Total comprehensive income (loss) for the period	$92.2	$(29.0)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(in millions of U.S. dollars)
(unaudited)

	Note	Capital stock (note 8)	Treasury stock (note 8)	Contributed surplus	Deficit	Accumulated other comprehensive loss (a)	Total equity
Balance -- January 1, 2019		$1,954.1	$(20.2)	$906.6	$(1,481.7)	$(26.5)	$1,332.3
Capital transactions	8
Issuance of capital stock		6.0	—	(6.0)	—	—	—
Repurchase of capital stock for cancellation		(81.2)	—	36.7	—	—	(44.5)
Stock-based compensation (SBC) and other		—	13.6	(1.4)	—	—	12.2
Total comprehensive income (loss):
Net earnings for the period		—	—	—	90.3	—	90.3
Other comprehensive income (loss), net of tax:
Currency translation differences for foreign operations		—	—	—	—	(0.2)	(0.2)
Changes from currency forward derivatives designated as hedges		—	—	—	—	5.6	5.6
Changes from interest rate swap derivatives designated as hedges		—	—	—	—	(3.5)	(3.5)
Balance -- March 31, 2019		$1,878.9	$(6.6)	$935.9	$(1,391.4)	$(24.6)	$1,392.2

Balance -- January 1, 2020		$1,832.1	$(14.8)	$982.6	$(1,420.1)	$(23.6)	$1,356.2
Capital transactions	8
Issuance of capital stock		2.2	—	(2.2)	—	—	—
SBC and other		—	13.7	(2.0)	—	—	11.7
Total comprehensive income (loss):
Net loss for the period		—	—	—	(3.2)	—	(3.2)
Other comprehensive income (loss), net of tax:
Currency translation differences for foreign operations		—	—	—	—	(1.2)	(1.2)
Changes from currency forward derivatives designated as hedges		—	—	—	—	(15.7)	(15.7)
Changes from interest rate swap derivatives designated as hedges		—	—	—	—	(8.9)	(8.9)
Balance -- March 31, 2020		$1,834.3	$(1.1)	$978.4	$(1,423.3)	$(49.4)	$1,338.9

(a)  Accumulated other comprehensive loss is net of tax.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(in millions of U.S. dollars)
(unaudited)

		Three months ended
		March 31
	Note	2019	2020

Cash provided by (used in):
Operating activities:
Net earnings (loss) for the period		$90.3	$(3.2)
Adjustments to net earnings (loss) for items not affecting cash:
Depreciation and amortization		34.5	31.4
Equity-settled SBC expense	8	11.8	11.3
Other charges (recoveries)		(101.3)	1.5
Finance costs		13.6	10.8
Income tax expense		4.5	5.5
Other		9.9	7.4
Changes in non-cash working capital items:
Accounts receivable		170.5	68.1
Inventories		11.7	(80.2)
Other current assets		(5.3)	—
Accounts payable, accrued and other current liabilities and provisions		(164.4)	39.3
Non-cash working capital changes		12.5	27.2
Net income tax paid		(4.5)	(8.6)
Net cash provided by operating activities		71.3	83.3

Investing activities:
Purchase of computer software and property, plant and equipment		(19.7)	(12.3)
Proceeds related to the sale of assets	9	113.0	0.1
Net cash provided by (used in) investing activities		93.3	(12.2)

Financing activities:
Borrowings under credit facility	7	48.0	—
Repayments under credit facility	7	(111.5)	(60.9)
Payment of lease obligations		(9.3)	(8.4)
Repurchase of capital stock for cancellation	8	(44.5)	—
Finance costs paid (a)	7	(11.5)	(9.2)
Net cash used in financing activities		(128.8)	(78.5)

Net increase (decrease) in cash and cash equivalents		35.8	(7.4)
Cash and cash equivalents, beginning of period		422.0	479.5
Cash and cash equivalents, end of period		$457.8	$472.1
(a) Finance costs paid include debt issuance costs paid of $0.3 in the first quarter of 2020 (first quarter of 2019 — $0.9).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

1.             REPORTING ENTITY

Celestica Inc. (Celestica) is incorporated in Ontario with its corporate headquarters located in Toronto, Ontario, Canada. Celestica’s subordinate voting shares (SVS) are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).

2.             BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance:

These unaudited interim condensed consolidated financial statements for the quarter ended March 31, 2020 (Q1 2020 Interim Financial Statements) have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) and the accounting policies we have adopted in accordance with International Financial Reporting Standards (IFRS). The Q1 2020 Interim Financial Statements should be read in conjunction with our 2019 annual audited consolidated financial statements (2019 AFS), and reflect all adjustments that are, in the opinion of management, necessary to present fairly our financial position as at March 31, 2020 and our financial performance, comprehensive income (loss) and cash flows for the three months ended March 31, 2020 (Q1 2020). The Q1 2020 Interim Financial Statements are presented in U.S. dollars, which is also our functional currency. Unless otherwise noted, all financial information is presented in millions of U.S. dollars (except percentages and per share amounts).

The Q1 2020 Interim Financial Statements were authorized for issuance by our board of directors on April 28, 2020.

Use of estimates and judgments:

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses, and related disclosures with respect to contingent assets and liabilities. We base our judgments, estimates and assumptions on current facts, historical experience and various other factors that we believe are reasonable under the circumstances. The economic environment could also impact certain estimates and discount rates necessary to prepare our consolidated financial statements, including significant estimates and discount rates applicable to the determination of the recoverable amounts used in our impairment testing of our non-financial assets (see below). Our assessment of these factors forms the basis for our judgments on the carrying values of assets and liabilities, and the accrual of our costs and expenses. Actual results could differ materially from our estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis and make revisions as determined necessary by management. Revisions are recognized in the period in which the estimates are revised and may impact future periods as well.
As a result of the continued and uncertain economic and business impact of the coronavirus disease 2019 (COVID-19) pandemic, we have reviewed the estimates, judgments and assumptions used in the preparation of our financial statements, including with respect to: the determination of whether indicators of impairment exist for our assets and cash generating units (CGUs), the underlying assumptions used in the measurement of the recoverable amount of such assets or CGUs, and the discount rates applied to our net pension and non-pension post-employment benefit assets and liabilities. We have also assessed the impact of COVID-19 on the estimates and judgments used in connection with our measurement of deferred tax assets, the credit risk of our customers and the valuation of our inventory. Although we determined that no significant revisions to such estimates, judgments or assumptions were required for Q1 2020, revisions may be required in future periods to the extent that the negative impacts on our business arising from COVID-19 continue or worsen. Any such revision (due to COVID-19 or otherwise) may result in, among other things, write-downs or impairments to our assets or CGUs, and/or adjustments to the carrying amount of our accounts receivable and/or inventories, or to the valuation of our deferred tax assets and/or pension assets or obligations, any of which could have a material impact on our results of operations and financial condition. While we believe the COVID-19 pandemic to be temporary, the situation is dynamic and the impact of COVID-19 on our results of operations and financial condition, including the duration and effect of government-mandated production site closures and the impact on overall customer demand, cannot be reasonably estimated at this time. Although we expect COVID-19-related disruptions to continue during 2020, we believe that our long-term estimates and assumptions do not require revision.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

3.             SEGMENT AND CUSTOMER REPORTING

Segments:

Celestica delivers innovative supply chain solutions globally to customers in two operating and reportable segments: Advanced Technology Solutions (ATS) and Connectivity & Cloud Solutions (CCS). Segment performance is evaluated based on segment revenue, segment income and segment margin (segment income as a percentage of segment revenue). See note 25 to our 2019 AFS for a description of the businesses that comprise our segments, and how segment revenue, segment income and segment margin are determined. There has been no change in either the determination of our segments, or how segment performance is measured, from that described in our 2019 AFS.

Information regarding the results of each reportable segment is set forth below:

Revenue by segment:	Three months ended March 31
	2019		2020
		% of total		% of total
ATS	$578.2	40%	$547.0	41%
CCS	854.9	60%	771.6	59%
Communications end market revenue as a % of total revenue		39%		39%
Enterprise end market revenue as a % of total revenue		21%		20%
Total	$1,433.1		$1,318.6

Segment income, segment margin, and reconciliation of segment income to IFRS earnings before income taxes:		Three months ended March 31
	Note	2019		2020
			Segment Margin		Segment Margin
ATS segment income and margin		$15.1	2.6%	$14.7	2.7%
CCS segment income and margin		20.0	2.3%	23.4	3.0%
Total segment income		35.1		38.1
Reconciling items:
Finance costs		13.6		10.8
Employee stock-based compensation (SBC) expense		11.8		11.3
Amortization of intangible assets (excluding computer software)		6.4		5.7
Other Charges (Recoveries)	9	(91.5)		8.0
IFRS earnings before income taxes		$94.8		$2.3

Customers:

For Q1 2020, we had one customer, Cisco Systems, Inc. (Cisco), in our CCS segment, that individually represented 10% or more of total revenue (first quarter of 2019 (Q1 2019) — two customers, one from each of our segments).

In October 2019, we came to a mutual agreement with Cisco, our largest customer, to a phased exit of existing programs commencing in 2020 (Cisco Disengagement). In Q1 2020, revenue from Cisco represented 13% of our total revenue (Q1 2019 — 12%).

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

Seasonality:

From time to time, we experience some level of seasonality in our quarterly revenue patterns across certain of our businesses. In recent periods, revenue from the storage component of our Enterprise end market has increased in the fourth quarter of the year compared to the third quarter, and then decreased in the first quarter of the following year, reflecting the increase in customer demand we typically experience in this business in the fourth quarter of each year. In addition, we typically experience our lowest overall revenue levels during the first quarter of each year. There is no assurance that these patterns will continue. The addition of new customers has also introduced different demand cycles from our existing customers, creating more volatility and unpredictability in our revenue patterns as we adjust to this shift. These and other factors make it difficult to isolate the impact of seasonality on our business.

4.    ACQUISITIONS

In April 2018, we completed the acquisition of U.S.-based Atrenne Integrated Solutions, Inc. (Atrenne). The final purchase price for Atrenne was $140.3, net of cash acquired. The original purchase price was reduced by $1.4 in connection with a working capital adjustment finalized in Q1 2019.

In November 2018, we completed the acquisition of U.S.-based Impakt Holdings, LLC (Impakt). The final purchase price for Impakt was $324.1, net of cash acquired. The original purchase price was reduced by $1.3 in connection with a working capital adjustment finalized in the third quarter of 2019.

We incur consulting, transaction and integration costs relating to potential and completed acquisitions. We also incurred charges related to the subsequent re-measurement of indemnification assets recorded in connection with our Impakt acquisition in 2019. Collectively, these costs and charges are referred to as Acquisition Costs. In Q1 2020, we recorded no Acquisition Costs. In Q1 2019, we recorded $1.3 of Acquisition Costs in other charges in our consolidated statement of operations, including $0.6 of such re-measurement charges.

5.             ACCOUNTS RECEIVABLE

Accounts receivable (A/R) sales program and supplier financing programs (SFPs):
Our agreement to sell up to $250.0 in A/R on an uncommitted basis (subject to predetermined limits by customer) to two third-party banks was scheduled to expire in November 2019, but was extended to January 15, 2020 pursuant to its terms, at which time it expired. Based on a review of our requirements at that time, we reduced the sales program limit from $250.0 to $200.0 during the extension period. To replace the expired A/R sales program, and based on a more recent review of our requirements, we entered into an agreement, effective March 6, 2020 with a new third-party bank to sell up to $300.0 in A/R on an uncommitted basis, subject to pre-determined limits by customer. This agreement provides for a one-year term, with automatic annual one-year extensions, and may be terminated at any time by the bank or by us upon 3 months’ prior notice, or by the bank upon specified defaults. Under our A/R sales program, we continue to collect cash from our customers and remit the cash to the banks once it is collected. In addition, we participate in two SFPs (one with a CCS segment customer, and commencing in the fourth quarter of 2019, one with an ATS segment customer), pursuant to which we sell A/R from the relevant customer to third-party banks on an uncommitted basis. At March 31, 2020, we sold $40.7 of A/R under our new A/R sales program (December 31, 2019 — $90.6 under the prior A/R sales program) and $146.1 of A/R under the SFPs (December 31, 2019 — $50.4).

The A/R sold under these programs are de-recognized from our A/R balance and removed from our consolidated balance sheet, and the proceeds are reflected as cash provided by operating activities in our consolidated statement of cash flows. Upon sale, we assign the rights to the A/R to the banks. We pay discount charges which we record as finance costs in our consolidated statement of operations.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

Contract assets:

At March 31, 2020, our A/R balance included $237.4 of contract assets (December 31, 2019 — $226.7) recognized as revenue under IFRS 15 (Revenue from Contracts with Customers).

6.             INVENTORIES
We record inventory provisions, net of valuation recoveries, in cost of sales. Inventory provisions reflect write-downs in the value of our inventory to net realizable value, and valuation recoveries primarily reflect gains on the disposition of previously written-down inventory. We recorded net inventory provisions of $2.6 for Q1 2020 (Q1 2019 — $4.7), primarily with respect to aged inventory, the majority of which (in each period) related to our ATS segment customers. We regularly review our estimates and assumptions used to value our inventory through analysis of historical performance.
Certain of our contracts provide for customer cash deposits to cover our risk of excess and obsolete inventory and/or for working capital requirements. Such deposits as of March 31, 2020 totaled $134.9 (December 31, 2019 — $121.9) and were recorded in accrued and other current liabilities on our consolidated balance sheet.

7.             CREDIT FACILITIES AND LEASE OBLIGATIONS

In June 2018, we entered into an $800.0 credit agreement (Credit Facility) which provides for a $350.0 term loan (Initial Term Loan) that matures in June 2025, and a $450.0 revolving credit facility (Revolver) that matures in June 2023. In November 2018, we utilized the accordion feature under our Credit Facility to add an incremental term loan of $250.0 (Incremental Term Loan), maturing in June 2025. The Initial Term Loan and the Incremental Term Loan are collectively referred to as the Term Loans.

The Initial Term Loan requires quarterly principal repayments of $0.875, and the Incremental Term Loan requires quarterly principal repayments of $0.625, and in each case a lump sum repayment of the remainder outstanding at maturity. Commencing in 2020, we are also required to make an annual prepayment of outstanding obligations under the Credit Facility (applied first to the Term Loans, then to the Revolver) ranging from 0% — 50% (based on a defined leverage ratio) of specified excess cash flow for the prior fiscal year. We determined that a mandatory prepayment of our Term Loans of $107.0 (ECF Amount) was due in the second quarter of 2020 (Q2 2020) based on this provision (see below). In addition, prepayments of outstanding obligations under the Credit Facility (applied as described above) may also be required in the amount of specified net cash proceeds received above a specified annual threshold (but excluding proceeds from our Toronto property sale). No prepayments are currently anticipated under the net cash proceeds provision in 2020.

During Q1 2020, we made the scheduled quarterly principal repayment of $0.875 under the Initial Term Loan. In order to reduce the amount outstanding under the Incremental Term Loan, we also prepaid an aggregate of $60.0 thereunder during Q1 2020. This prepayment was first applied to the Q1 2020 and all remaining scheduled quarterly principal repayments of the Incremental Term Loan prior to maturity, and thereafter to remaining principal amounts outstanding thereunder. This prepayment also reduced the ECF Amount due in Q2 2020 to $47.0. In order to reduce the amount outstanding under the Initial Term Loan, we prepaid $47.0 thereunder on April 27, 2020. This prepayment was first applied to the Q2 2020 and all remaining scheduled quarterly principal repayments of the Initial Term Loan prior to maturity, and thereafter to remaining principal amounts outstanding thereunder. This prepayment also eliminated the remainder of the ECF Amount.

In Q1 2019, we made aggregate scheduled quarterly principal repayments of $1.5 under the Term Loans, borrowed $48.0 under our Revolver, primarily to fund SVS repurchases, and later that quarter repaid $110.0 of the then-outstanding amount under the Revolver, using the proceeds from our Toronto property sale (see note 9(b)).

At March 31, 2020, we were in compliance with all restrictive and financial covenants under the Credit Facility (December 31, 2019 — in compliance).

The following table sets forth our outstanding borrowings under the Credit Facility*, and our lease obligations, at the dates shown:

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

	December 31 2019	March 31 2020
Borrowings under the Revolver (1)	$—	$—
Borrowings under the Term Loans (1)	592.3	531.4
Total borrowings under Credit Facility	592.3	531.4
Less: unamortized debt issuance costs related to our Term Loans(1)	(9.7)	(9.3)
Lease obligations	116.1	109.8
	$698.7	$631.9
Comprised of:
Current portion of borrowings under Credit Facility and lease obligations	$139.6	$75.6
Long-term portion of borrowings under Credit Facility and lease obligations	559.1	556.3
	$698.7	$631.9
* excluding ordinary course letters of credit.
(1) We incurred debt issuance costs upon execution of the Credit Facility, and incur further debt issuance costs in connection with subsequent security arrangements. Aggregate debt issuance costs incurred as of March 31, 2020 in connection with our Revolver totaling $4.2 were deferred as other assets on our consolidated balance sheets and are amortized over its term. Aggregate debt issuance costs incurred as of March 31, 2020 in connection with our Term Loans totaling $11.9 were deferred as long-term debt on our consolidated balance sheets and are amortized over their respective terms using the effective interest rate method. We paid debt issuance costs of $0.3 in Q1 2020 and $0.9 in Q1 2019.

At March 31, 2020, we had $21.2 outstanding in letters of credit under the Revolver (December 31, 2019 — $21.2). At March 31, 2020, we also had $13.2 (December 31, 2019 — $13.3) of outstanding letters of credit and surety bonds issued outside of the Revolver.

Finance costs consist of interest expense and fees paid related to our Credit Facility (including debt issuance and related amortization costs), our interest rate swap agreements, our A/R sales program and SFPs, and interest expense on our lease obligations, net of interest income earned. We paid finance costs of $9.2 in Q1 2020 (Q1 2019 — $11.5), which included the debt issuance costs noted above.

At March 31, 2020, we had a total of $131.5 in uncommitted bank overdraft facilities available for intraday and overnight operating requirements (December 31, 2019 — $142.5). There were no amounts outstanding under these overdraft facilities at March 31, 2020 or December 31, 2019.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

8.             CAPITAL STOCK

SVS repurchases:
Information regarding SVS repurchase activities for cancellation for the periods indicated is set forth below:

	Three months ended March 31
	2019	2020
Aggregate cost(1) of SVS repurchased for cancellation	$44.5	$—
Number of SVS repurchased for cancellation (in millions)	5.1	—
Weighted average price per share for repurchases	$8.78	$—
(1) Includes transaction fees
Our Credit Facility prohibits share repurchases for cancellation if our leverage ratio (as defined in such facility) exceeds a specified amount (Repurchase Restriction). The Repurchase Restriction was in effect at March 31, 2020.

SBC:

From time to time, we pay cash to a broker to purchase SVS in the open market to satisfy delivery requirements under our SBC plans. The Repurchase Restriction is not applicable to open market purchases for this purpose. At March 31, 2020, the broker held 0.1 million SVS with a value of $1.1 (December 31, 2019 — 1.7 million SVS with a value of $14.8) for this purpose, which we report as treasury stock on our consolidated balance sheet. We used 1.6 million of the SVS held as of December 31, 2019 to settle restricted share unit (RSU) awards that vested during Q1 2020.

We grant RSUs and performance share units (PSUs) to employees under our SBC plans. The majority of RSUs vest one-third per year over a three-year period. The number of outstanding PSUs that will actually vest will vary from 0% to 200% of a target amount granted based on the level of achievement of a pre-determined non-market performance measurement in the final year of the three-year performance period, subject to modification by a separate pre-determined non-market financial target and our relative Total Shareholder Return (TSR) performance over the 3-year vesting period. We also grant deferred share units and RSUs (under specified circumstances) to directors as compensation under the Directors' Share Compensation Plan.

Information regarding RSU and PSU grants to employees and directors, as applicable, for the periods indicated is set forth below:

	Three months ended March 31
	2019	2020
RSUs Granted:
Number of awards (in millions)	2.5	2.1
Weighted average grant date fair value per unit	$8.07	$8.84

PSUs Granted:
Number of awards (in millions, representing 100% of target)	2.1	1.7
Weighted average grant date fair value per unit	$8.17	$9.92

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

Information regarding employee SBC expense and director SBC expense for the periods indicated is set forth below:

	Three months ended March 31
	2019	2020
Employee SBC expense in cost of sales	$6.6	$4.8
Employee SBC expense in SG&A	5.2	6.5
Total	$11.8	$11.3

Director SBC expense in SG&A	$0.6	$0.5

9.             OTHER CHARGES (RECOVERIES)

	Three months ended March 31
	2019	2020
Restructuring (a)	$7.1	$8.0
Transition Costs (Recoveries) (b)	(98.8)	—
Acquisition Costs and other (c)	0.2	—
	$(91.5)	$8.0
(a)    Restructuring:
We recently completed the restructuring actions under our cost efficiency initiative, which included actions related to the review of our CCS segment portfolio and our capital equipment business, and recorded an aggregate of $81.3 in restructuring charges from its commencement in the fourth quarter of 2017 through the end of 2019. See note 16(a) to our 2019 AFS for further detail.
We have implemented a restructuring program for 2020, associated primarily with the Cisco Disengagement. During Q1 2020, we incurred $8.0 in restructuring charges.
During Q1 2020, we recorded cash charges of $6.5, primarily for employee termination costs, and non-cash charges of $1.5, to write down certain equipment related to disengaged programs. During Q1 2019, we recorded cash charges of $6.4, primarily for employee and lease termination costs, and non-cash charges of $0.7, to write down certain equipment related to disengaged programs. At March 31, 2020, our restructuring provision was $6.2 (December 31, 2019 — $11.2), which we recorded in the current portion of provisions on our consolidated balance sheet.

(b)    Transition Costs (Recoveries):
On March 7, 2019, we completed the sale of our Toronto real property for proceeds of $113.0, and recorded a gain of $102.0 (Property Gain) on such sale in other charges (recoveries). In connection with relocations related to such sale, we capitalized building improvements and equipment costs related to our new manufacturing site (nil in Q1 2020; $1.2 in Q1 2019), and our temporary corporate headquarters (nil in Q1 2020; $4.4 in Q1 2019), and incurred Toronto Transition Costs, as defined below (nil in Q1 2020; $3.2 in Q1 2019) which we recorded in other charges. See note 7 to the 2019 AFS for a description of total capitalized costs and Toronto Transition Costs incurred in connection with such sale and related relocations through December 31, 2019. We also entered into a 10-year lease in March 2019 with the purchaser of the property for our new corporate headquarters, to be built by such purchaser on the site of our former location (see note 24 to the 2019 AFS for further details).
Transition Costs are comprised of transition-related relocation and duplicate costs pertaining to: (i) the relocation of our Toronto manufacturing operations and our corporate headquarters in connection with the sale of our Toronto real property (Toronto Transition Costs); and (ii) the transfer of certain capital equipment manufacturing lines from closed sites to other sites within our global network in response to the current capital equipment demand environment (Internal Relocation Costs). Transition Costs consist of direct relocation and duplicate costs (such as rent expense, utility costs, depreciation charges, and personnel costs) incurred during the transition periods, as well as cease-use costs incurred in connection with idle or vacated portions of the relevant premises. Transition Recoveries consist of the Property Gain.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

No Internal Relocation Costs were recorded in either Q1 2020 or Q1 2019.

(c)    Acquisition Costs and other:

During Q1 2020, we recorded no Acquisition Costs (Q1 2019 — $1.3 of Acquisition Costs). See note 4. Acquisition Costs in Q1 2019 were offset in part by legal recoveries (for prior period freight charges) in connection with the settlement of class action lawsuits in which we were a plaintiff.

10.         INCOME TAXES

Our income tax expense or recovery for each quarter is determined by multiplying the earnings or losses before tax for such quarter by management’s best estimate of the weighted-average annual income tax rate expected for the full year, taking into account the tax effect of certain items recognized in the interim period. As a result, the effective income tax rates used in our interim financial statements may differ from management’s estimate of the annual effective tax rate for the annual financial statements. Our estimated annual effective income tax rate varies as the quarters progress, for various reasons, including as a result of the mix and volume of business in various tax jurisdictions within the Americas, Europe and Asia, in jurisdictions with tax holidays and tax incentives, and in jurisdictions for which no net deferred income tax assets have been recognized because management believed it was not probable that future taxable profit would be available against which tax losses and deductible temporary differences could be utilized. Our annual effective income tax rate can also vary due to the impact of restructuring charges, foreign exchange fluctuations, operating losses, cash repatriations, and changes in our provisions related to tax uncertainties.
For Q1 2020, our net income tax expense of $5.5 was favorably impacted by $5.7 in net reversals of tax uncertainties in certain of our Asian subsidiaries, offset in part by $3.0 of tax expense arising from taxable temporary differences associated with the anticipated repatriation of undistributed earnings from certain of our Chinese and Thai subsidiaries, and $1.0 in adverse taxable foreign exchange impacts arising primarily from the weakening of the Chinese renminbi and Thai baht relative to the U.S. dollar. In connection with the sale of our Toronto real property in Q1 2019, there was no net tax impact, as the Property Gain was offset by the utilization of previously unrecognized tax losses.

11.          FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Our financial assets are comprised primarily of cash and cash equivalents, A/R, and derivatives used for hedging purposes. Our financial liabilities are comprised primarily of accounts payable, certain accrued and other liabilities and provisions, the Term Loans, borrowings under the Revolver, lease obligations, and derivatives.

Interest rate risk:

Borrowings under the Credit Facility expose us to interest rate risk due to the potential variability of market interest rates. In order to partially hedge against our exposure to interest rate variability on the Term Loans, we entered into 5-year agreements with a syndicate of third-party banks in August and December 2018 to swap the variable interest rate (based on LIBOR plus a margin) with a fixed rate of interest for $350.0 of the total borrowings under the Term Loans. See note 21 to our 2019 AFS for further detail regarding our interest rate swap agreements. Our unhedged borrowings under the Credit Facility at March 31, 2020 were $181.4, consisting of unhedged amounts outstanding under the Term Loans (no amounts were outstanding under the Revolver at March 31, 2020). Also see note 7.
At March 31, 2020, the fair value of our interest rate swap agreements was a net unrealized loss of $21.0 (December 31, 2019 — net unrealized loss of $12.1) which we recorded in other non-current liabilities on our consolidated balance sheet. The unrealized portion of the hedge gain or loss of the swaps is recorded in accumulated OCI. The realized portion of the hedge gain or loss of the swaps is released from OCI and recognized under finance costs in our consolidated statement of operations in the respective interest payment periods.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

Currency risk:

The majority of our currency risk is driven by operational costs, including income tax expense, incurred in local currencies by our subsidiaries. We cannot predict changes in currency exchange rates, the impact of exchange rate changes on our operating results, nor the degree to which we will be able to manage the impact of currency exchange rate changes. Such changes, including negative impacts on currency exchange rates related to the COVID-19 pandemic, could have a material effect on our business, results of operations and financial condition.

Our major currency exposures at March 31, 2020 are summarized in U.S. dollar equivalents in the following table. The local currency amounts have been converted to U.S. dollar equivalents using spot rates at March 31, 2020.

	Canadian dollar	Euro	Thai baht
Cash and cash equivalents	$1.4	$18.0	$1.7
Accounts receivable	3.5	45.5	0.2
Income taxes and value-added taxes receivable	—	1.0	2.2
Other financial assets	—	1.7	0.7
Pension and non-pension post-employment liabilities	(71.7)	(0.5)	(17.6)
Income taxes and value-added taxes payable	(0.9)	(0.6)	(0.6)
Accounts payable and certain accrued and other liabilities and provisions	(40.1)	(33.4)	(27.7)
Net financial assets (liabilities)	$(107.8)	$31.7	$(41.1)

We enter into foreign exchange forward contracts to hedge our cash flow exposures and foreign currency swaps to hedge our balance sheet exposures, generally for periods of up to 12 months. While these contracts are intended to reduce the effects of fluctuations in foreign currency exchange rates, our hedging strategy does not mitigate the longer-term impacts of changes to foreign exchange rates. At March 31, 2020, we had foreign exchange forwards and swaps to trade U.S. dollars in exchange for the following currencies:

Currency	Contract amount in U.S. dollars	Weighted average exchange rate in U.S. dollars	Maximum period in months	Fair value gain (loss)
Canadian dollar	$184.4	$0.74	12	$(12.0)
Thai baht	102.3	0.03	12	(6.9)
Malaysian ringgit	52.8	0.24	12	(1.5)
Mexican peso	21.4	0.05	12	(3.5)
British pound	1.4	1.28	4	(0.1)
Chinese renminbi	30.0	0.14	12	0.2
Euro	38.0	1.11	12	0.5
Romanian leu	29.4	0.23	12	(0.3)
Singapore dollar	22.7	0.73	12	(0.6)
Other	17.2	—	4	0.2
Total	$499.6			$(24.0)

At March 31, 2020, the fair value of our outstanding contracts was a net unrealized loss of $24.0 (December 31, 2019 — net unrealized gain of $4.5), resulting from fluctuations in foreign exchange rates between the contract execution and the period-end date.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

Credit risk:

Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to us. We believe our credit risk of counterparty non-performance continues to be relatively low, notwithstanding the impact of COVID-19. We are in regular contact with our customers, suppliers and logistics providers, and to date have not experienced significant counterparty non-performance. However, if a key supplier (or any company within such supplier's supply chain) or customer experiences financial difficulties or fails to comply with their contractual obligations, which may occur as the pandemic continues, this could result in a significant financial loss to us. We would also suffer a significant financial loss if an institution from which we purchased foreign exchange contracts and swaps, interest rate swaps, or annuities for our pension plans defaults on their contractual obligations. With respect to our financial market activities, we have adopted a policy of dealing only with credit-worthy counterparties. In light of COVID-19, we assessed the financial stability and liquidity of our customers in Q1 2020. No significant adjustments were made to our allowance for doubtful accounts in connection with this assessment.

Liquidity risk:

Liquidity risk is the risk that we may not have cash available to satisfy our financial obligations as they come due. The majority of our financial liabilities recorded in accounts payable, accrued and other current liabilities and provisions are due within 90 days. We manage liquidity risk by maintaining a portfolio of liquid funds and investments and having access to a revolving credit facility, intraday and overnight bank overdraft facilities, an A/R sales program and our SFPs. Since our A/R sales program and the SFPs are each on an uncommitted basis, there can be no assurance that any participant bank will purchase all the A/R that we wish to sell thereunder. However, we believe that cash flow from operating activities, together with cash on hand, cash from the sale of our A/R, and borrowings available under the Revolver and potentially available under intraday and overnight bank overdraft facilities are sufficient to fund our currently anticipated financial obligations, and will remain available in the current environment.

12.         COMMITMENTS AND CONTINGENCIES

Litigation:
In the normal course of our operations, we may be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes, and other matters. Management believes that adequate provisions have been recorded where required. Although it is not always possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of all such pending matters will not have a material adverse impact on our financial performance, financial position or liquidity.

Other Matters:

In 2017, the Brazilian Ministry of Science, Technology, Innovation and Communications issued assessments seeking to disqualify certain research and development expenses for the years 2006 to 2009, which entitled our Brazilian subsidiary (which ceased operations in 2009) to charge reduced sales tax levies to its customers. Although we received lower re-assessments for 2007 and 2008 during Q1 2020, we intend to continue to appeal the original assessments and the re-assessments for all years from 2006 to 2009. See note 24 to the 2019 AFS for further details. The assessments and re-assessments, including interest and penalties, currently total approximately 29 million Brazilian real (approximately $6 at period-end exchange rates) for all such years, down from original assessments totaling approximately 39 million Brazilian real (approximately $8 at period-end exchange rates).

The successful pursuit of assertions made by any taxing authority could result in our owing significant amounts of tax, interest and possibly penalties. We believe we adequately accrue for any probable potential adverse tax ruling. However, there can be no assurance as to the final resolution of any claims and any resulting proceedings. If any claims and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material, and in excess of amounts accrued.

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